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                                                                    EXHIBIT 23.3



                               CONSENT OF KPMG LLP


The Board of Directors
Encysive Pharmaceuticals, Inc.

         We consent to the use of our report on the financial statements of ICOS-Texas Biotechnology L.P. (a development stage limited partnership) incorporated by reference herein.

         Our report on the aforementioned financial statements of ICOS-Texas Biotechnology L.P. dated January 30, 2003, contains an explanatory paragraph that states that ICOS-Texas Biotechnology L.P. has experienced recurring losses from operations and has a partners' deficit which raise substantial doubt about its ability to continue as a going concern. The ICOS-Texas Biotechnology L.P. financial statements do not include any adjustments that might result from the outcome of that uncertainty.


/s/ KPMG LLP

Seattle, Washington
August 12, 2003